Exhibit 12.1

Lennar Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended November 30,
	2012	2011	2010	2009	2008
Earnings:
Pre-tax earnings (loss)	$222,114	97,974	94,725	(760,404)	(565,625)
Adjustments to pretax earnings (loss):
Fixed Charges	255,304	232,709	207,168	203,304	193,884
Interest capitalized	(127,668)	(110,751)	(111,056)	(101,265)	(120,700)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	4,597	87,338	6,144	133,415	80,225
Previously capitalized interest amortized	87,032	72,320	73,522	76,599	102,763

“Earnings”	$441,379	379,590	270,503	(448,351)	(309,453)

Fixed Charges:
Interest incurred	$242,389	219,383	193,535	180,659	157,580
Interest component of rent expense (1)	12,915	13,326	13,633	22,645	36,304

“Fixed Charges”	$255,304	232,709	207,168	203,304	193,884

Ratio of Earnings to Fixed Charges	1.7	1.6	1.3	—	—

Excess (deficiency) of earnings to fixed charges	$186,075	146,881	63,335	(651,655)	(503,337)

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’ facilities under operating leases.